UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

WYNN RESORTS, LIMITED

(Name of issuer)

Common Stock

(Title of class of securities)

983134 10 7

(CUSIP number)

Dennis O. Garris Alston & Bird LLP 950 F Street NW Washington, DC 20004-1404 (202) 239-3452

(Name, address and telephone number of person authorized to receive notices and communications)

January 18, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 983134 10 7	Page 2 of 6 Pages

(1)	Names of reporting persons ARUZE USA, INC.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada, U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 44,408,300*
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 24,549,222*
(11)	Aggregate amount beneficially owned by each reporting person 44,408,300*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 35.5%**
(14)	Type of reporting person (see instructions) CO

*Includes 10,026,708 shares (the “SAW Shares”) held by Stephen A. Wynn (“Mr. Wynn”) and 9,832,370 shares (the “EW Shares”) held by Elaine P. Wynn (“Ms. Wynn”) that may be deemed to be beneficially owned by the Reporting Persons as a result of that certain amended and restated stockholders agreement, dated as of January 6, 2010 (the “Stockholder Agreement”), among Mr. Wynn, Ms. Wynn and Aruze USA, Inc. The Reporting Persons disclaim beneficial ownership of the SAW Shares and the EW Shares. See Item 4.

**Based on 124,957,158 shares of common stock outstanding as of November 1, 2011, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2011.

SCHEDULE 13D

CUSIP No. 983134 10 7	Page 3 of 6 Pages

(1)	Names of reporting persons UNIVERSAL ENTERTAINMENT CORPORATION
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 44,408,300*
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 24,549,222*
(11)	Aggregate amount beneficially owned by each reporting person 44,408,300*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 35.5%**
(14)	Type of reporting person (see instructions) CO

*Includes 10,026,708 shares (the “SAW Shares”) held by Stephen A. Wynn (“Mr. Wynn”) and 9,832,370 shares (the “EW Shares”) held by Elaine P. Wynn (“Ms. Wynn”) that may be deemed to be beneficially owned by the Reporting Persons as a result of that certain amended and restated stockholders agreement, dated as of January 6, 2010 (the “Stockholder Agreement”), among Mr. Wynn, Ms. Wynn and Aruze USA, Inc. The Reporting Persons disclaim beneficial ownership of the SAW Shares and the EW Shares. See Item 4.

**Based on 124,957,158 shares of common stock outstanding as of November 1, 2011, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2011.

SCHEDULE 13D

CUSIP No. 983134 10 7	Page 4 of 6 Pages

(1)	Names of reporting persons KAZUO OKADA
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 44,408,300*
	(9)	Sole dispositive power 0*
	(10)	Shared dispositive power 24,549,222*
(11)	Aggregate amount beneficially owned by each reporting person 44,408,300*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 35.5%**
(14)	Type of reporting person (see instructions) IN

*Includes 10,026,708 shares (the “SAW Shares”) held by Stephen A. Wynn (“Mr. Wynn”) and 9,832,370 shares (the “EW Shares”) held by Elaine P. Wynn (“Ms. Wynn”) that may be deemed to be beneficially owned by the Reporting Persons as a result of that certain amended and restated stockholders agreement, dated as of January 6, 2010 (the “Stockholder Agreement”), among Mr. Wynn, Ms. Wynn and Aruze USA, Inc. The Reporting Persons disclaim beneficial ownership of the SAW Shares and the EW Shares. See Item 4.

**Based on 124,957,158 shares of common stock outstanding as of November 1, 2011, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2011.

SCHEDULE 13D

CUSIP No. 983134 10 7	Page 5 of 6 Pages

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) amends and supplements the statement on Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2002 (the “Original Filing”), as amended by Amendment No. 1 filed on November 14, 2006, by Amendment No. 2 filed on August 3, 2009, by Amendment No. 3 filed on August 18, 2009, by Amendment No. 4 filed on January 6, 2010, by Amendment No. 5 filed on December 3, 2010, by Amendment No. 6 filed on December 20, 2010, and by Amendment No. 7 filed on January 11, 2012 by Aruze, USA, Inc., Universal Entertainment Corporation and Kazuo Okada (collectively the “Reporting Persons”). Information reported in the Original Filing, as amended, remains in effect except to the extent that it is expressly amended, restated or superseded by information contained in this Amendment No. 8. Capitalized terms used and not defined in this Amendment No. 8 have the meanings set forth in the Original Filing, as amended.

This Amendment No. 8 is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the Reporting Persons.

Item 4. Purpose of Transaction

Item 4 is hereby amended as follows:

On January 18, 2011, Aruze USA, Inc., submitted nominees to the Nominating and Corporate Governance Committee of the Company (the “Committee”) to be considered for nomination by the Committee for election as Class I directors of the Company and included in the Company’s proxy statement relating to the Company’s 2012 annual meeting of the stockholders (the “2012 Annual Meeting”). Aruze submitted its candidates to the Committee pursuant to the Company’s corporate governance policies and the Committee’s procedures set forth in the Company’s proxy statement for its 2011 annual meeting of the stockholders. Aruze is submitting these candidates for nomination to the Company’s Board of Directors in order to strengthen the Board and to provide strong, independent directors to enhance the Company’s corporate governance and help lead the Company in its future success.

Aruze is party to the Amended and Restated Stockholders Agreement, dated January 6, 2010 among Aruze, Stephen A. Wynn (“Mr. Wynn”) and Elaine P. Wynn (“Ms. Wynn”) (the “Stockholders Agreement”). Pursuant to Section 2(a) of the Stockholders Agreement, Mr. Wynn is required to endorse and vote his shares and Ms. Wynn’s shares in favor of nominees designated by Aruze that represent a minority of the Board. The Stockholders Agreement is filed as an exhibit to Amendment No. 4 to the Reporting Persons’ Schedule 13D.

There are four Class I directors whose terms expire this year. Aruze is designating three candidates to be considered for nomination by the Company as Class I directors for election at the 2012 Annual Meeting. Ms. Wynn is currently a Class I director. Pursuant to the Stockholders Agreement, Mr. Wynn is required to endorse Ms. Wynn as a nominee, subject to limited exceptions. In the event Ms. Wynn decides not to stand for reelection, Aruze has designated a fourth nominee in its slate of directors. Each of the Aruze nominees are independent of the Company, Aruze and its affiliates (including the Company founder and board member, Mr. Kazuo Okada) and each would qualify as independent under Rule 5605 of the Nasdaq listing standards.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Information from Item 4 is incorporated by reference into Item 6.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated January 11, 2012 among Aruze USA, Inc., Universal Entertainment Corporation and Kazuo Okada, which was included as Exhibit 2 to Amendment 7 and filed with the SEC on January 11, 2012.

SCHEDULE 13D

CUSIP No. 983134 10 7	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Date: January 18, 2012

ARUZE USA, INC.

/s/ Kazuo Okada
By: Kazuo Okada
Its: President

UNIVERSAL ENTERTAINMENT CORPORATION

/s/ Kazuo Okada
By: Kazuo Okada
Its: Chairman and Director

/s/ Kazuo Okada
Kazuo Okada, Individually

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement, dated January 11, 2012 among Aruze USA, Inc., Universal Entertainment Corporation and Kazuo Okada, which was included as Exhibit 2 to Amendment 7 and filed with the SEC on January 11, 2012.